                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                   _________________________________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                   MESA Inc.
                              __________________
                               (Name of issuer)


                         Common Stock, $.01 Par Value
                          ___________________________
                        (Title of class of securities)

                                   590911103
                                --------------
                                (CUSIP number)

Dennis R. Washington                        Marvin Davis
c/o  Washington Corporations                Davis Companies
101 International Way                       2121 Avenue of the Stars, Suite 2800
Missoula, Montana  59807                    Los Angeles, California  90067
(406) 523-1300                              (310) 551-1470

David H. Batchelder                         Dorn Parkinson
Batchelder & Partners, Inc.                 c/o Washington Corporations
4330 La Jolla Village Drive, Suite 200      101 International Way
San Diego, California 92122                 Missoula, Montana  59807
(619) 456-6655                              (406) 523-1300

                 _______________________________________________
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

Scott R. Haber                              Kendall R. Bishop
Latham & Watkins                            O'Melveny & Myers
505 Montgomery Street, Suite 1900           1999 Avenue of the Stars, 7th Floor
San Francisco, California 94111             Los Angeles, California  90067
(415) 391-0600                              (310) 553-6700

                                 June 19, 1995
            _______________________________________________________
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with the statement:  [X]

                              Page 1 of 47 Pages
                          Exhibit Index is on Page 20

                                 SCHEDULE 13D
- ---------------------                                       ------------------
CUSIP No. 590911103                                         Page 2 of 20 Pages
- ---------------------                                       ------------------

- -------------------------------------------------------------------------------
1.  Name of Reporting Person

            DENNIS R. WASHINGTON

- -------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                    (a) [x ]
                                                                        (b) [  ]

- --------------------------------------------------------------------------------

3.  SEC Use Only

- --------------------------------------------------------------------------------

4.  Source of Funds

            PF
- --------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [  ]

- --------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

            UNITED STATES OF AMERICA

- --------------------------------------------------------------------------------
Number of          7. Sole Voting Power

Shares                      3,500,000 SHARES OF COMMON STOCK

Beneficially      --------------------------------------------------------------
                   8. Shared Voting Power
Owned By
                             -0- SHARES OF COMMON STOCK

Each              --------------------------------------------------------------
                   9.  Sole Dispositive Power
Reporting
                             3,500,000 SHARES OF COMMON STOCK
Person
                  --------------------------------------------------------------
With               10. Shared Dispositive Power

                             -0- SHARES OF COMMON STOCK

- --------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

            3,500,000 SHARES OF COMMON STOCK

- --------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [  ]

- --------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)

            5.5%

- --------------------------------------------------------------------------------

14. Type of Reporting Person

            IN

- --------------------------------------------------------------------------------

- ---------------------                                       ------------------
CUSIP No. 590911103                                         Page 3 of 20 Pages
- ---------------------                                       ------------------

- -------------------------------------------------------------------------------
1.  Name of Reporting Person

            DAVIS ACQUISITION, L.P.

- -------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                    (a) [x ]
                                                                        (b) [  ]

- --------------------------------------------------------------------------------

3.  SEC Use Only

- --------------------------------------------------------------------------------

4.  Source of Funds

            AF
- --------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [  ]

- --------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

            CALIFORNIA

- --------------------------------------------------------------------------------
Number of          7. Sole Voting Power

Shares                       -0- SHARES OF COMMON STOCK

Beneficially      --------------------------------------------------------------
                   8. Shared Voting Power
Owned By
                             2,500,000 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)

Each              --------------------------------------------------------------
                   9.  Sole Dispositive Power
Reporting
                             -0- SHARES OF COMMON STOCK
Person
                  --------------------------------------------------------------
With               10. Shared Dispositive Power

                             2,500,000 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)

- --------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

            2,500,000 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)

- --------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [  ]

- --------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)

            3.9%

- --------------------------------------------------------------------------------

14. Type of Reporting Person

            PN

- --------------------------------------------------------------------------------

- ---------------------                                       ------------------
CUSIP No. 590911103                                         Page 4 of 20 Pages
- ---------------------                                       ------------------

- -------------------------------------------------------------------------------
1.  Name of Reporting Person

            DAVIS COMPANIES

- -------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                    (a) [x ]
                                                                        (b) [  ]

- --------------------------------------------------------------------------------

3.  SEC Use Only

- --------------------------------------------------------------------------------

4.  Source of Funds

            AF
- --------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [  ]

- --------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

            CALIFORNIA

- --------------------------------------------------------------------------------
Number of          7. Sole Voting Power

Shares                      -0- SHARES OF COMMON STOCK

Beneficially      --------------------------------------------------------------
                   8. Shared Voting Power
Owned By
                             2,500,000 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)

Each              --------------------------------------------------------------
                   9.  Sole Dispositive Power
Reporting
                             -0- SHARES OF COMMON STOCK
Person
                  --------------------------------------------------------------
With               10. Shared Dispositive Power

                             2,500,000 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)

- --------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

            2,500,000 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)

- --------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [  ]

- --------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)

            3.9%

- --------------------------------------------------------------------------------

14. Type of Reporting Person

            CO

- --------------------------------------------------------------------------------

- ---------------------                                       ------------------
CUSIP No. 590911103                                         Page 5 of 20 Pages
- ---------------------                                       ------------------

- -------------------------------------------------------------------------------
1.  Name of Reporting Person

            MARVIN DAVIS AND BARBARA DAVIS REVOCABLE TRUST

- -------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                    (a) [x ]
                                                                        (b) [  ]

- --------------------------------------------------------------------------------

3.  SEC Use Only

- --------------------------------------------------------------------------------

4.  Source of Funds

            WC
- --------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [  ]

- --------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

            CALIFORNIA

- --------------------------------------------------------------------------------
Number of          7. Sole Voting Power

Shares                      -0- SHARES OF COMMON STOCK

Beneficially      --------------------------------------------------------------
                   8. Shared Voting Power
Owned By
                             2,500,000 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)

Each              --------------------------------------------------------------
                   9.  Sole Dispositive Power
Reporting
                             -0- SHARES OF COMMON STOCK
Person
                  --------------------------------------------------------------
With               10. Shared Dispositive Power

                             2,500,000 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)

- --------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

            2,500,000 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)

- --------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [  ]

- --------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)

            3.9%

- --------------------------------------------------------------------------------

14. Type of Reporting Person

            OO

- --------------------------------------------------------------------------------

- ---------------------                                       ------------------
CUSIP No. 590911103                                         Page 6 of 20 Pages
- ---------------------                                       ------------------

- -------------------------------------------------------------------------------
1.  Name of Reporting Person

            MARVIN DAVIS

- -------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                    (a) [x ]
                                                                        (b) [  ]

- --------------------------------------------------------------------------------

3.  SEC Use Only

- --------------------------------------------------------------------------------

4.  Source of Funds

            AF
- --------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [  ]

- --------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

            UNITED STATES OF AMERICA

- --------------------------------------------------------------------------------
Number of          7. Sole Voting Power

Shares                      -0- SHARES OF COMMON STOCK

Beneficially      --------------------------------------------------------------
                   8. Shared Voting Power
Owned By
                             2,500,000 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)

Each              --------------------------------------------------------------
                   9.  Sole Dispositive Power
Reporting
                             -0- SHARES OF COMMON STOCK
Person
                  --------------------------------------------------------------
With               10. Shared Dispositive Power

                             2,500,000 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)

- --------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

            2,500,000 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)

- --------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [  ]

- --------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)

            3.9%

- --------------------------------------------------------------------------------

14. Type of Reporting Person

            IN

- --------------------------------------------------------------------------------

- ---------------------                                       ------------------
CUSIP No. 590911103                                         Page 7 of 20 Pages
- ---------------------                                       ------------------

- -------------------------------------------------------------------------------
1.  Name of Reporting Person

            DAVID H. BATCHELDER

- -------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                    (a) [x ]
                                                                        (b) [  ]

- --------------------------------------------------------------------------------

3.  SEC Use Only

- --------------------------------------------------------------------------------

4.  Source of Funds

            N/A
- --------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [  ]

- --------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

            UNITED STATES OF AMERICA

- --------------------------------------------------------------------------------
Number of          7. Sole Voting Power

Shares                      -0- SHARES OF COMMON STOCK

Beneficially      --------------------------------------------------------------
                   8. Shared Voting Power
Owned By
                             -0- SHARES OF COMMON STOCK

Each              --------------------------------------------------------------
                   9.  Sole Dispositive Power
Reporting
                             -0- SHARES OF COMMON STOCK
Person
                  --------------------------------------------------------------
With               10. Shared Dispositive Power

                             -0- SHARES OF COMMON STOCK

- --------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

            -0- SHARES OF COMMON STOCK

- --------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [  ]

- --------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)

            0%

- --------------------------------------------------------------------------------

14. Type of Reporting Person

            IN

- --------------------------------------------------------------------------------

- ---------------------                                       ------------------
CUSIP No. 590911103                                         Page 8 of 20 Pages
- ---------------------                                       ------------------

- -------------------------------------------------------------------------------
1.  Name of Reporting Person

            DORN PARKINSON

- -------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                    (a) [x ]
                                                                        (b) [  ]

- --------------------------------------------------------------------------------

3.  SEC Use Only

- --------------------------------------------------------------------------------

4.  Source of Funds

            N/A
- --------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [  ]

- --------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

            UNITED STATES OF AMERICA

- --------------------------------------------------------------------------------
Number of          7. Sole Voting Power

Shares                      -0- SHARES OF COMMON STOCK (SEE ITEM 5)

Beneficially      --------------------------------------------------------------
                   8. Shared Voting Power
Owned By
                             -0- SHARES OF COMMON STOCK (SEE ITEM 5)

Each              --------------------------------------------------------------
                   9.  Sole Dispositive Power
Reporting
                             -0- SHARES OF COMMON STOCK (SEE ITEM 5)
Person
                  --------------------------------------------------------------
With               10. Shared Dispositive Power

                             -0- SHARES OF COMMON STOCK (SEE ITEM 5)

- --------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

            -0- SHARES OF COMMON STOCK (SEE ITEM 5)

- --------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [  ]

- --------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)

            0%

- --------------------------------------------------------------------------------

14. Type of Reporting Person

            IN

- --------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          --------------------

          This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of MESA Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 5205 North O'Connor Boulevard, Suite 1400, Irving, Texas 75039-3746.


Item 2.   Identity and Background.
          ------------------------

          (a)-(c), (f). This statement is being filed by (i) Dennis R. Washington ("Mr. Washington"), (ii) Davis Acquisition, L.P., a California limited partnership ("Davis Acquisition"), (iii) Davis Companies, a California corporation ("Davis Companies"), (iv) the Marvin and Barbara Davis Revocable Trust, a trust established under California law (the "Davis Trust"), (v) Marvin Davis, (vi) David H. Batchelder ("Mr. Batchelder") and (vii) Dorn Parkinson ("Mr. Parkinson"). Davis Acquisition, Davis Companies, the Davis Trust and Marvin Davis are sometimes collectively referred to herein as the "Davis Entities." Mr. Washington, the Davis Entities, Mr. Batchelder and Mr. Parkinson are sometimes collectively referred to herein as the "Reporting Persons."

          Mr. Washington's principal business is to make and hold investments. Mr. Washington is the founder and principal shareholder of Washington Corporations, and his business address is c/o Washington Corporations, 101 International Way, Missoula, Montana 59807. The principal businesses of Washington Corporations are interstate trucking and the repair and sale of machinery and equipment. Mr. Washington also is the principal shareholder or partner of entities the principal businesses of which include rail transportation, mining, heavy construction, environmental remediation and real estate development. Mr. Washington is a citizen of the United States of America.

          Davis Acquisition is a California limited partnership. Davis Companies is a California corporation and the sole general partner of Davis Acquisition. The Davis Trust is a trust established under California law and is the sole shareholder of Davis Companies. Marvin Davis is the sole trustee of the Davis Trust. The principal office of each of the Davis Entities is 2121
Avenue of the Stars, Suite 2800, Los Angeles, California  90067.   The principal
business or occupation of each of the Davis Entities is to make and hold investments.

          The following sets forth as to each executive officer and director of Davis Companies, (a) his name; (b) citizenship; (c) his business address; and
(d) his principal occupation and address where such employment is conducted.

          1.   (a)  Marvin Davis
               (b)  United States of America
               (c) 2121 Avenue of the Stars, Suite 2800, Los Angeles, California 90067.
               (d) The principal occupation of Marvin Davis is to make and hold investments. Marvin Davis is the sole director and President of Davis Companies, and his principal business address is at the address in (c) above.

          2.   (a)  John Davis
               (b)  United States of America
               (c) 2121 Avenue of the Stars, Suite 2900, Los Angeles, California 90067.
               (d) The principal occupation of John Davis is President of Davis Entertainment Company, the principal business of which is media and entertainment. John Davis is also Vice President of Davis Companies. The principal business address of Davis Entertainment Company is at the address in (c) above.

          Mr. Batchelder's principal occupation is sole shareholder, President, Secretary and Director of Batchelder & Partners, Inc., a Texas corporation ("BPI"). BPI is a financial advisory and consulting firm. Mr. Batchelder is President, Secretary and Director of Batchelder Co., the general partner of DHB Partners, L.P., an investor in acquisition partnerships since 1988 and also is a director of each of the Company, Kasler Holding Company, MacFrugal's Bargains*Close-outs, Inc. and Allwaste, Inc. Kasler Holding Company is an affiliate of Mr. Washington. Mr. Batchelder's principal business address is located at 4330 La Jolla Village Drive, Suite 200, San Diego, California 92122. Mr. Batchelder is a citizen of the United States of America.

          Mr. Parkinson's principal occupation is President of Washington Corporations, which is an affiliate of Mr. Washington, and his business address is c/o Washington Corporations, 101 International Way, Missoula, Montana 59807. The principal businesses of Washington Corporations are interstate trucking and the repair and sale of machinery and equipment. Mr. Washington also is the President of other affiliates of Mr. Washington, the principal businesses of which include rail transportation, mining and real estate development. Mr. Parkinson is Chairman of Kasler Holding Company, which is an affiliate of Mr. Washington. Mr. Parkinson also is a director of the Company. Mr. Parkinson is a citizen of the United States of America.

          (d) and (e). During the last five years, Mr. Washington has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, none of the Davis Entities or any executive officer, director or controlling person of Davis Companies has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, Mr. Batchelder has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, Mr. Parkinson has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          As of the close of business on June 28, 1995, Mr. Washington had purchased an aggregate of 3,500,000 Shares for a total consideration of $17,897,336, which amount was provided from his personal funds.

          As of the close of business on June 28, 1995, the Davis Entities had purchased an aggregate of 2,500,000 Shares for a total consideration of $12,976,546. All of such Shares initially were acquired by an affiliate and in June 1995 were transferred to Davis Acquisition at cost. The source of the funds used by Davis Acquisition to purchase such Shares was a capital contribution from its general and limited partners out of their respective assets. As of the close of business on June 28, 1995, John Davis had purchased an aggregate of 35,000 Shares for a total consideration of $178,509, which amount was provided from his personal funds.

          As of the close of business on June 28, 1995, Mr. Batchelder had not purchased any Shares.

          As of the close of business on June 28, 1995, Mr. Parkinson had not purchased any Shares. As of the close of business on June 28, 1995, Mr. Parkinson's minor son had purchased 3,800 Shares for a total consideration of $20,791, which amount was provided from his son's personal funds.


Item 4.   Purpose of Transaction.
          -----------------------

          Mr. Washington and the Davis Entities each acquired their respective Shares in order to obtain an equity position in the Company. In the opinion of each of the Reporting Persons, the Shares are currently undervalued, and each Reporting Person believes that the Board should evaluate all alternatives available to the Company to maximize the value of the Company for all shareholders, including, among other things, a restructuring of the Company or a sale of the Company through the sale of all or substantially all of the assets of the Company to, or merger or other business combination with, a party unaffiliated with any of the Reporting Persons. On June 29, 1995, Mr. Washington and Marvin Davis sent a letter to the Board of Directors of the Company asking the Board of Directors to promptly form a committee consisting of all independent directors, with independent financial and legal advisors, to explore all alternatives to enhance the value of the Company for all shareholders. A copy of the letter is filed herewith as Exhibit 2 and is incorporated herein by reference.

          In the event that the Board does not promptly cause the independent directors of the Company to evaluate all alternatives to maximize the value of the Company for all shareholders, the Reporting Persons, individually or together, intend to seek to call a special meeting of shareholders for the purpose of electing a majority of the board of directors who would be committed to exploring all alternatives for maximizing shareholder value. The Company's Articles of Incorporation provide that a special meeting of shareholders may be called by the chief executive officer, the Board of Directors or the holders of not less than 20% of the outstanding Shares entitled to vote at the proposed special meeting. The Reporting Persons, individually or together, reserve the right, subject to applicable law, to seek proxies, consents and/or ballots in support of nominees at a special meeting of shareholders or a subsequent meeting of shareholders or otherwise, or in support of or against other matters that may come before the Company's shareholders for their vote or consent.

          The Reporting Persons, individually or together, may communicate with shareholders to determine if they share the same concerns as the Reporting Persons with respect to their desire to have the Board consider all alternatives to maximize shareholder value. The Reporting Persons, individually or together, also may communicate with other parties who may be potential parties to a transaction involving the Company, including a restructuring, sale of assets, merger or other business combination.

          In December 1994, Mr. Washington notified the Company and the federal antitrust authorities that he had a present good faith intention to acquire more than $15 million of the outstanding Shares and, depending on market conditions, might acquire more of such Shares. His notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Act"), designated the 25% acquisition threshold, which had the effect of permitting him, following the applicable waiting period, to acquire up to 49.9% of the outstanding Shares without further notification under such Act. On December 27, 1994, Mr. Washington received notification that the Federal Trade Commission had granted his request for early termination of the waiting period under the Act.

          By letter dated February 17, 1995, pursuant to a provision of the Company's bylaws, Mr. Washington notified the Company of his wish to nominate three candidates for election as directors at the 1995 annual meeting of shareholders (the "1995 Annual Meeting") and his intent to cumulate votes in the election of directors at the annual meeting. As of February 17, 1995, Mr. Washington beneficially owned 2,854,900 Shares (which constituted approximately 4.5% of the then outstanding Shares).

          In its proxy statement dated April 4, 1995 with respect to the 1995 Annual Meeting, the Company stated that after discussions with Mr. Washington's representatives, the Company concluded that the best interests of the Company and its shareholders would be served by the Board's nominating two of Mr. Washington's representatives as candidates for election as directors. Accordingly, on April 1, 1995, the Company and Mr. Washington entered into an agreement pursuant to which the parties agreed that the slate of nominees to be proposed by the Board of Directors for election at the 1995 Annual Meeting would include two of Mr. Washington's designees, Mr. Batchelder and Mr. Parkinson, and eight other directors nominated by the Board, and that the parties would vote and cause their affiliates to vote in favor of such nominees. The agreement is described in Item 6 below and a copy is attached hereto as Exhibit 6 and such description and Exhibit are incorporated herein by reference.

          On May 17, 1995, the Company's shareholders elected Messrs. Batchelder and Parkinson to the Board. As a result, Mr. Washington, through his nominees to the Board of Directors has the ability to participate in and influence the formulation, determination and direction of certain business decisions and policies of the Company. On June 19, 1995, Mr. Washington and Marvin Davis discussed their respective views concerning the Company's need to explore all alternatives to maximize shareholder value and agreed to act together in an effort to seek to have the Board of Directors consider all available alternatives to maximize shareholder value. Concurrently with the filing of this Schedule 13D, Mr. Washington and Marvin Davis issued a joint press release announcing, among other things, that they had formed a group for the purpose of maximizing shareholder value of the Company. A copy of the press release is attached hereto as Exhibit 8 and is incorporated herein by reference.

          Mr. Batchelder and Mr. Parkinson, as directors of the Company, intend to communicate with management and other directors in order to influence the Board of Directors to consider all available alternatives to maximize shareholder value. A copy of a letter dated June 29, 1995 which Mr. Batchelder and Mr. Parkinson sent to the other members of the Board of Directors of the Company is filed herewith as Exhibit 3 and is incorporated herein by reference. Any actions taken by Mr. Batchelder and Mr. Parkinson would be taken subject to their fiduciary duties as directors of the Company.

          By letter dated July 29, 1994, BPI was engaged by Mr. Washington to act as his financial advisor with respect to a possible investment in the Company. BPI provides advice and assistance in formulating a strategy to achieve Mr. Washington's objectives with respect to the Company. By letter dated July 18, 1994, BPI was engaged by Davis Companies to act as financial adviser with respect to a possible investment in the Company. From the inception of such agreement, Davis Companies and BPI orally agreed that BPI would not provide any advice with respect to purchasing, selling, holding or voting of Company securities by the Davis Entities or their affiliates. So long as the Davis Entities participate in a group with Mr. Washington, BPI will advise the Davis Entities on their strategy for achieving their goal to maximize the value of the Company for all shareholders. Copies of the agreement between Mr. Washington and BPI and the agreement between Davis Companies and BPI, each as amended, are described in Item 6 below and are filed herewith as Exhibits 4 and 5, respectively, and such descriptions and such Exhibits are incorporated herein by reference.

          The Reporting Persons, individually or together, may take such other actions as he, it or they deem appropriate in an effort to assist the Company in enhancing shareholder value. The Reporting Persons intend to review on a continuing basis their respective investments in the Shares and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Shares in the open market or in privately negotiated transactions. The Reporting Persons do not intend to acquire additional Shares through a tender or exchange offer or through a merger or other business combination. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of their respective holdings of the Shares in the open market or in privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without further prior notice. Each of the Reporting Persons reserves the right to cease his or its participation in a group with the other Reporting Persons.

          Any actions that any of the Reporting Persons might undertake with respect to the Shares will be dependent upon its or his individual review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares, general market and economic conditions, on-going evaluation of the Company's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Company, and other future developments. By letter dated June 27, 1995, Mr. Washington and Davis Acquisition have agreed to use their best efforts to notify the other of his or its intention to enter into any transactions involving the Company's securities, and in the event that both desire to buy or sell such securities, to use their best efforts to coordinate any such transactions in a manner that will result in the least detriment to their respective interests as shareholders of the Company, which may include using the same securities broker to effect the transactions on a pro-rata basis. Each of the Reporting Persons will make all decisions to purchase, sell, hold or vote his or its securities of the Company and, subject to the foregoing, no Reporting Person will have any power or right with respect to purchasing, selling, holding or voting any securities of the Company held by any other Reporting Person. The June 27, 1995 letter is described in Item 6 below and filed herewith as Exhibit 7, and such description and exhibit are incorporated herein by reference.

          Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will purchase additional Shares or take any of the other actions referred to above. Except as set forth above, none of the Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a)-(b) As of the close of business on June 28, 1995, Mr. Washington directly owned in the aggregate 3,500,000 Shares, which represent approximately 5.5% of the 64,050,009 Shares outstanding as of May 12, 1995, as reported in the Company's Form 10-Q for the quarter ended March 31, 1995 (the "Outstanding Shares"). Mr. Washington has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which he owns directly.

          As of the close of business on June 28, 1995, Davis Acquisition directly owned in the aggregate 2,500,000 Shares, which represent approximately 3.9% of the Outstanding Shares. Davis Acquisition, acting through its general partner, Davis Companies, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly. Davis Companies and Marvin Davis, as the sole executive officer and the sole director of Davis Companies and as the sole trustee of the Davis Trust, which is the sole shareholder of Davis Companies, may be deemed to beneficially own the Shares. As of the close of business on June 28, 1995, John Davis directly owned in the aggregate 35,000 Shares, which represent less than .1% of the Outstanding Shares. John Davis has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which he owns directly.

          As of the close of business on June 28, 1995, Mr. Batchelder did not directly or indirectly own any Shares.

          As of the close of business on June 28, 1995, Mr. Parkinson did not directly or indirectly own any Shares, other than 3,800 Shares owned by Mr. Parkinson's son which Mr. Parkinson may be deemed to beneficially own. Mr. Parkinson may be deemed to share the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which his son owns, but disclaims beneficial ownership of such Shares. Such Shares represent less than
 .1% of the Outstanding Shares.

          Other than the foregoing, no Reporting Person or any executive officer, director or controlling person of Davis Companies beneficially owns any Shares. Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

          (c) Within the past 60 days, none of the Reporting Persons or any executive officer, director or controlling person of Davis Companies has purchased any Shares, except as set forth on Schedule I hereto.

          (d)  Not applicable.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ---------------------------------------------------------------------

          By letter dated July 29, 1994, Mr. Washington agreed to pay BPI, as compensation for the financial advisory services provided to Mr. Washington, 15% of the profits (through December 31, 1995) realized by Mr. Washington on his investment in securities of the Company and two other companies in the oil and gas industry identified by BPI. In June 1995, such agreement was amended to exclude any and all references to such other companies. As a result of such amendment, BPI's fees under the agreement will be calculated solely based on the profits realized by Mr. Washington with respect to the Company's securities. In addition, Mr. Washington agreed to reimburse BPI for its reasonable and documented out-of-pocket expenses and to indemnify BPI and its affiliates against all expenses and liabilities in connection with BPI's engagement to consult with respect to the foregoing. All of the Shares held by Mr. Washington are subject to this agreement with BPI.

          By letter dated July 18, 1994, Davis Companies agreed to pay BPI, as compensation for the financial advisory services provided to Davis Companies, 5% of the profits (through December 31, 1995) realized by Davis Companies or its affiliates on its investment in securities of the Company and two other companies in the oil and gas industry identified by BPI. In June 1995, such agreement was amended to exclude any and all references to such other companies. As a result of such amendment, BPI's fees under the agreement will be calculated solely based on the profits realized by Davis Companies or its affiliates with respect to the Company's securities. In addition, Davis Companies agreed to reimburse BPI for its reasonable and documented out-of-pocket expenses and to indemnify BPI and its affiliates against all expenses and liabilities in connection with BPI's engagement to consult with respect to the foregoing. From the inception of such agreement, Davis Companies and BPI orally agreed that BPI would not provide any advice with respect to purchasing, selling, holding or voting of Company securities by Davis Companies or its affiliates. In May 1995, BPI and Davis Companies agreed that the letter agreement would apply only to Shares acquired before May 17, 1995, the date on which Mr. Batchelder was elected to the Company's Board of Directors. Of the Shares held by the Davis Entities, 2,000,000 Shares purchased prior to May 17, 1995 are subject to this agreement with BPI. Of the Shares held by John Davis, 25,000 Shares purchased prior to May 17, 1995 are subject to this agreement with BPI.

          On April 1, 1995, Mr. Washington and the Company entered into an agreement pursuant to which they agreed that the slate of directors to be proposed by the Board of Directors for election at the 1995 Annual Meeting would include Mr. Batchelder and Mr. Parkinson and eight other directors nominated by the Board, and that they would vote and cause their affiliates to vote in favor of such nominees. The Company and Mr. Washington further agreed that one of the nominees designated by Mr. Washington would serve on the Board's Compensation and Stock Option Committee, and the other would serve on its Audit Committee (one would also serve on any other committee of the Board of Directors that may exist from time to time, subject to the reasonable eligibility requirements of such committee). Under the agreement, Mr. Washington withdrew the notifications made in his February 17, 1995 letter in which he had requested the Board to nominate three designees for election to the Board. Mr. Washington also agreed not to engage in any solicitation of proxies at the 1995 Annual Meeting. If Mr. Washington and his affiliates beneficially own less than 1,300,000 shares of Common Stock at any time after the date of the agreement, Mr. Washington has further agreed not to nominate candidates for election as directors or engage in any proxy solicitation at the Company's annual meeting of shareholders to be held in 1996. At the option of the Company, if at any time Mr. Washington and his affiliates beneficially own less than 2,800,000 shares of Common Stock, one nominee designated by Mr. Washington will resign from the Board of Directors, and if at any time Mr. Washington and his affiliates beneficially own less than 1,300,000 Shares, the remaining Washington designee also will resign. In addition, as part of the agreement, each party released the other party (and such other party's affiliates, associates and representatives) from any claims arising prior to the date of the agreement that he or it may have with respect to Mr. Washington's investment in the Company, any actions taken by the Company in response thereto, the execution and delivery of the agreement or the business and affairs of the Company, other than a breach of the agreement.

          On June 27, 1995, Mr. Washington and Davis Acquisition entered into a letter agreement pursuant to which each of them agreed to reimburse the other for one-half of all out-of-pocket expenses (in excess of $25,000) that may be incurred by either or both of them in connection with actions that either or both of them (or their representatives) may take in furtherance of the group's purpose after June 19, 1995. Mr. Washington and Davis Acquisition also agreed to use their best efforts to notify the other in the event either of them intends to engage in any transaction with respect to the securities of the Company, including purchases or sales of the Shares. In the event that Mr. Washington and Davis Acquisition determine as a result of such notification that they both intend either to purchase or sell any Shares, they have agreed to use their best efforts to coordinate such transactions in a manner that will result in the least detriment to their respective interests as shareholders of the Company, which may include using the same securities broker to effect the transactions on a pro-rata basis. In the agreement,

Mr. Washington and Davis Acquisition confirmed that all decisions to purchase, sell, hold or vote the Company's securities will be made by each of them independently and, subject to the foregoing, neither will have any power or right with respect to purchasing, selling, holding or voting any securities of the Company held by the other. Either party may terminate this agreement at any time by notifying the other party in writing. The June 27, 1995 letter agreement did not change Mr. Washington's or Davis Companies' respective obligations under the respective July 1994 letter agreements with BPI, as amended.

          A copy of each of the agreements referred to in this Item 6 is attached hereto as Exhibits 4, 5, 6 and 7, respectively, and is incorporated herein by reference.

          Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.    Material to be Filed as Exhibits.
           ---------------------------------

Exhibit 1  Joint Filing Agreement

Exhibit 2 Letter dated June 29, 1995 from Marvin Davis and Dennis R. Washington to the Board of Directors of MESA Inc.

Exhibit 3 Letter dated June 29, 1995 from David Batchelder and Dorn Parkinson to the Directors of MESA Inc.

Exhibit 4 Letter Agreement dated July 29, 1994 between Batchelder & Partners, Inc. and Dennis R. Washington, as amended June 26, 1995, including indemnification agreement

Exhibit 5 Letter Agreement dated July 18, 1994 between Batchelder & Partners, Inc. and Davis Companies, as amended June 26, 1995, including indemnification agreement and letter dated May 8, 1995

Exhibit 6  Agreement dated April 1, 1995 between MESA Inc. and Dennis R.
           Washington

Exhibit 7 Letter Agreement dated June 27, 1995 between Dennis R. Washington and Davis Acquisition, L.P.

Exhibit 8 Press Release dated June 29, 1995 of Dennis R. Washington and Marvin Davis

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 29, 1995

                                        /s/ Dennis R. Washington
                                     ---------------------------
                                     Dennis R. Washington


                                        /s/ David H. Batchelder
                                     ---------------------------
                                     David H. Batchelder


                                        /s/ Dorn Parkinson
                                     ---------------------------
                                     Dorn Parkinson


                                    Davis Acquisition, L.P.

                                    By:  Davis Companies
                                    Its: General Partner

                                    By:    /s/ Marvin Davis
                                        -------------------------
                                    Name:  Marvin Davis
                                    Its:   President


                                    Davis Companies

                                    By:    /s/ Marvin Davis
                                        -------------------------
                                    Name:  Marvin Davis
                                    Its:   President


                                    Marvin and Barbara Davis Revocable Trust

                                    By:    /s/ Marvin Davis
                                        -------------------------
                                    Name:  Marvin Davis
                                    Its:   Trustee

                                        /s/ Marvin Davis
                                     -----------------------------
                                     Marvin Davis

                                   SCHEDULE I
                                   ----------


          During the past 60 days, Mr. Washington has engaged in the following transactions in Shares. All transactions involved purchases of Shares on the New York Stock Exchange. All Shares are held by Mr. Washington.

                     NUMBER
                       OF
 TRANSACTION DATE    SHARES    PURCHASE PRICE PER SHARE*
     6/20/95          171,300           $ 4.00
     6/21/95          152,500            4.125
     6/21/95              700             4.00
     6/22/95           37,200             4.25
     6/23/95          103,200             4.50
     6/23/95            1,500             4.25
     6/23/95           33,600            4.375
     6/26/95          145,100             4.50

          During the past 60 days, the Davis Entities have engaged in the following transactions in Shares. All transactions involved purchases of Shares on the New York Stock Exchange by an affiliate. As of June 29, 1995, all Shares are held by Davis Acquisition unless otherwise indicated.


                     NUMBER
                       OF
 TRANSACTION DATE    SHARES    PURCHASE PRICE PER SHARE*
    **5/12/95          10,000           $5.625
     6/20/95          171,400             4.00
     6/21/95          152,400            4.125
     6/21/95              700             4.00
     6/22/95           37,300             4.25
     6/23/95          103,100             4.50
     6/23/95            1,500             4.25
     6/23/95           33,600            4.375
    **6/26/95          10,000             4.50


*  Excluding Commissions
** Represents Shares acquired by John Davis.

                                 EXHIBIT INDEX
                                 -------------

                                                                     Page Number
                                                                     -----------

Exhibit 1  Joint Filing Agreement

Exhibit 2  Letter dated June 29, 1995 from Marvin Davis and
           Dennis R. Washington to the Board of Directors of MESA Inc.

Exhibit 3 Letter dated June 29, 1995 from David Batchelder and Dorn Parkinson to the Directors of MESA Inc.

Exhibit 4 Letter Agreement dated July 29, 1994 between Batchelder & Partners, Inc. and Dennis R. Washington, as amended June 26, 1995, including indemnification agreement

Exhibit 5  Letter Agreement dated July 18, 1994 between Batchelder &
           Partners, Inc. and Davis Companies, as amended June 26, 1995, including indemnification agreement and amendment dated May 8, 1995

Exhibit 6  Agreement dated April 1, 1995 between MESA Inc. and
           Dennis R. Washington

Exhibit 7  Letter Agreement dated June 27, 1995 between Dennis R.
           Washington and Davis Acquisition

Exhibit 8 Press Release dated June 29, 1995 of Dennis R. Washington and Marvin Davis